Exhibit 99.1b

Deloitte & Touche LLP

Suite 400

1010 Grand Boulevard

Kansas City, Missouri 64106-2232

Tel: (816) 474 6180

www.us.deloitte.com

Deloitte

& Touche

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors

The PNC Financial Services Group, Inc.

We have examined management's assertion, included in the accompanying report titled Report of Management, the Midland Loan Services, Inc. (MLS), an indirect wholly-owned subsidiary of The PNC Financial Services Group, Inc., has complied with the established minimum servicing standards within its Servicing Policy as of and for the year ended December 31, 2003, dated February 5, 2004. Management is responsible for MLS's compliance with the Servicing Policy. Our responsibility is to express an opinion on management's assertion about MLS's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about

MLS's compliance with the Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on MLS's compliance with the Servicing Policy.

In our opinion, management's assertion that MLS complied with the aforementioned Servicing Policy as of and for the year ended December 31, 2003 is fairly stated, in all material respects, based on the criteria set forth in Appendix I.

Deloitte & Touche LLP

February 5, 2004

Deloitte

Touche

Tohmatsu